1

                                                  Filed under SEC

                                                  Rule 424 (b)(2)
                                        Registration No. 33-44271

                HILB, ROGAL AND HAMILTON COMPANY

                         SUPPLEMENT TO
               PROSPECTUS DATED FEBRUARY 12, 1992

                  RELATING TO ACQUISITIONS OF
               STEVENSON INSURANCE SERVICES, INC.

     The following information is furnished to supplement and complete the information contained in the Prospectus dated
February 12, 1992, relating to the offering of shares of the Common Stock of Hilb, Rogal and Hamilton Company (the "Company") to the shareholders of Stevenson Insurance Services, Inc. ("Stevenson") of Houston, Texas to consummate the merger of Stevenson and the Company.

                    Terms of the Transaction
                    ------------------------

     (a) (1) Effective on or around November 9, 1998, a subsidiary of the Company will consummate an Agreement of Merger with Stevenson whereby the shareholders of Stevenson will receive $600,000 in cash and shares of Common Stock of the Company valued at $1,000,000 based on the average closing price for the 10 trading days from that trading date which is two weeks prior to November 1, 1998, ("Shares") plus three future stock payments subject to (i) all necessary corporate approvals of each corporation, (ii) all authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained, and (iii) all other conditions precedent as outlined in the Agreement of Merger (see
Exhibit 2.33). The number of shares distributed to the shareholders of Stevenson will be adjusted based upon the final determination of net worth as defined in the Agreement of Merger. The future stock payments will be made at applicable market prices based upon profits realized in the subsequent three year period which may increase the purchase price up to a maximum of shares valued at $900,000 plus 100% of applicable profit above the maximum target profit, as specified in the Merger Agreement, in each year (subject to a minimum, before any applicable indemnity, of shares valued at $300,000 in each year). The contingent payments include imputed interest at the lowest applicable federal rate allowed under the Internal Revenue Code of 1986, as amended.

     Stevenson  Insurance  Services, Inc.  will  merge  into  HRH
Merger Company, a wholly-owned subsidiary of the Company.

          (2) The acquisition of Stevenson by the Company has been agreed upon because the Company is engaged in the business of owning insurance agencies and because the shareholders of Stevenson have determined that a merger with the Company is beneficial to the growth of Stevenson's insurance operations.

     The combined operations will add approximately 16 employees and approximately $1,800,000 of revenues to the Company.

          (3) Stevenson formed in 1978 and incorporated in the state of Texas in 1992. Stevenson has 100,000 authorized shares of common stock, $1 par value. There are 1,050 shares issued and outstanding.


          (4) There are no material differences between the rights of the security holder of Stevenson and the rights of security holders of the Company.

          (5) & (6) The acquisition of Stevenson will be treated using the purchase method of accounting for acquisitions under generally accepted accounting principles.

     Stevenson will be included in the consolidated return of the Company as of the effective date. The acquisition will be recorded as a tax free exchange under the rules of I.R.C.
Sections 368(a)(1)(A) and 368(a)(2)(D).

     (c) The acquisition agreement is incorporated into this supplement as Exhibit 2.33.

                Pro Forma Financial Information
                -------------------------------
                   See attached - Schedule A

                 Material Contracts with Seller
                 ------------------------------

     There have been no material contracts between the Company and Stevenson prior to the proposed effective date of the transaction.

 Information with Respect to Stevenson Insurance Services, Inc.
 --------------------------------------------------------------

     Stevenson  was incorporated in 1992 as a Texas  corporation.
Stevenson maintains its primary location in Houston, Texas with branch offices in Austin, Texas and Dallas, Texas.

     Stevenson  provides  employee  benefit  services  for  trade
associations.   Services provided include group health  insurance
products which approximate 100% of revenues.

      The shares to be issued represent less than .51% of outstanding shares of the Company at the time of acquisition and the assets of Stevenson as of December 31, 1997 and pre-tax earnings for the year then ended represent approximately .16% and
 .20%,  respectively, of the consolidated amounts of the  Company.
Furthermore,    the  Company's  investment  in   Stevenson   will
represent  approximately  1.24% of  consolidated  assets  of  the
Company.   Accordingly, due to the small size, and  closely  held
nature of the insurance agency, it is not practical or cost effective to provide audited financial statements. Accordingly, the shares will be restricted as to resale until such time as the Company files audited financial statements which include the proforma results of operations of the Company including the operations of Stevenson. The restriction should end no later than March 31, 1999 when the Company files its Form 10-K for 1998.


                 Common Stock and Dividend Data
                 ------------------------------

     There is no established public trading market for the stock of Stevenson. There are four shareholders of Stevenson. See Shareholder Information below for information regarding shares held by each shareholder and information regarding authorized and issued shares.

     There have been no common stock dividend distributions by Stevenson during the six months ended June 30, 1998 or the years ended December 31, 1997, 1996 and 1995.

                    Shareholder Information
                    -----------------------

     (a)  (1)       WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

          (2) & (3) Stevenson has agreed to submit the acquisition agreement to its shareholders for adoption by unanimous written consent after receipt and review of the Prospec tus. Since the acquisition can be completed only with the unanimous consent of the shareholder of the company being acquired (Stevenson), notice requirements shall have been met and there shall be no dissenters.

          (4)  & (5)      There are no material interests, direct
or   indirect,  of  affiliates,  officers  or  directors  of  the registrant or of the company being acquired (Stevenson) in the proposed transaction.

          (6) Stevenson has 100,000 authorized shares of common stock, $1 par value. There are 1,050 shares issued and outstanding.

     The ownership of the outstanding shares of Stevenson as follows:

                            Number of
         Shareholders     Common Shares     Percentage
         ------------     -------------     ----------

         Gerald Stevenson     728             69.3%
         Brian Stevenson      136             13.0%
         Gregory Stevenson    136             13.0%
         Richard Weinstein     50              4.7%
                            -----            -----
                            1,050            100.0%
                            =====            =====

     (7)    Upon  completion  of  the proposed  acquisition,   no
shareholder of Stevenson will serve as a director or executive officer of the registrant.


                         Hilb, Rogal and Hamilton Company


Date of this Supplement:  October 30, 1998

                SCHEDULE A - PRO FORMA CONDENSED
                FINANCIAL STATEMENTS (UNAUDITED)

     The following pro forma condensed consolidated balance sheet as of June 30, 1998 and the pro forma consolidated income state ments for the six months ended June 30, 1998 and the year ended December 31, 1997 give effect to the proposed acquisition of Stevenson Insurance Services, Inc. ("Stevenson") expected to be effective on November 1, 1998; and the acquisition of certain assets and liabilities of four insurance agencies purchased in 1998 and six insurance agencies purchased in 1997. The pro forma information is based on the historical financial statements of Hilb, Rogal and Hamilton Company and the acquired agencies, giving effect to the transactions under the purchase method of ac counting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The pro forma con solidated income statements give effect to the purchase method acquisitions and proposed purchase method acquisitions as if they had occurred on January 1, 1997. The pro forma condensed con solidated balance sheet gives effect to the business combinations which occurred or are probable of occurring subsequent to June 30, 1998, as if they had occurred before June 30, 1998.

      The pro forma statements have been prepared by management based upon the historical financial statements of Hilb, Rogal and Hamilton Company, Stevenson and other acquired agencies. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements and notes of the Company included in the Company's 1997 Annual Report to Shareholders which is incorporated by reference in the Company's Annual Report on Form 10-K, which is incorporated herein by reference.


HILB, ROGAL & HAMILTON COMPANY
PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
6/30/98

                                   HILB, ROGAL     ACQUISITIONS     PRO FORMA ADJUSTMENTS                PRO FORMA
                                   AND HAMILTON    (PURCHASES)     FOR PURCHASE ACQUISITIONS             CONSOLIDATED
                                   COMPANY
ASSETS

CASH AND CASH EQUIVALENTS           $28,144,592     $847,092        (499,157)(1),(3)   (2,225,000) (2)   $26,267,527
INVESTMENTS                           2,509,086            0                                               2,509,086
RECEIVABLES & OTHER                  49,310,706      349,721               0 (3)                          49,660,427
                                  ------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                 79,964,384    1,196,813              N/A          (2,724,157)        78,437,040

INVESTMENTS                           4,491,383            0                                               4,491,383
PROPERTY & EQUIPMENT                 11,303,758      269,033        (257,279)(1)          200,000  (3)    11,515,512
INTANGIBLE ASSETS                    82,640,121            0               0            8,832,042  (3)    91,472,163
OTHER ASSETS                          5,419,956       44,584                                               5,464,540
                                  ------------------------------------------------------------------------------------
TOTAL ASSETS                       $183,819,602   $1,510,430       N/A                 $6,050,606       $191,380,638
                                  ====================================================================================


LIABILITIES & EQUITY:

PREMIUMS PAYABLE-INS CO             $68,349,289     $238,464                                             $68,587,753
OTHER ACCRUED LIABILITIES            23,279,515      265,530               0                              23,545,045
                                  ------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES            91,628,804      503,994       N/A                    0               92,132,798

LONG-TERM DEBT                       31,598,133            0               0            3,041,042  (2)    34,639,175
OTHER LONG-TERM LIAB.                10,032,807            0                            2,016,000  (2)    12,048,807

SHAREHOLDERS' EQUITY

COMMON STOCK                          9,352,650        7,405          (7,405) (4)       2,000,000  (2)     11,352,650
RETAINED EARNINGS                    41,207,208      999,031        (999,031) (4)                          41,207,208
                                  ------------------------------------------------------------------------------------
                                     50,559,858    1,006,436       N/A                    993,564          52,559,858
                                  ------------------------------------------------------------------------------------
                                   $183,819,602   $1,510,430       N/A                 $6,050,606        $191,380,638
                                  ====================================================================================




(1)   TO ADJUST FOR ASSETS AND LIABILITIES NOT ACQUIRED.

(2) TO REFLECT PURCHASE PRICE OF ASSETS AND LIABILITIES ACQUIRED SUBSEQUENT TO TO JUNE 30, 1998 IN PURCHASE TRANSACTIONS.

(3)   TO ADJUST FOR ASSET VALUATIONS UNDER PURCHASE ACCOUNTING.

(4)   TO ELIMINATE SHAREHOLDERS' EQUITY OF ACQUIRED ENTITIES.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)



                                                       SIX MONTHS ENDED JUNE 30, 1998
                                  -----------------------------------------------------------------------------
                                    HILB, ROGAL    ACQUISITIONS     PRO FORMA     ADJUSTMENTS     PRO FORMA
                                   & HAMILTON CO.  (PURCHASES)     FOR PURCHASE                  CONSOLIDATED
                                                                   ACQUISITIONS
REVENUES:

COMMISSIONS & FEES                    $91,031,861    $3,603,314               0                    $94,635,175
INTEREST AND OTHER INCOME               3,589,614        23,392        ($75,625)       (1)           3,537,381
                                  -----------------------------------------------------------------------------
TOTAL REVENUES                         94,621,475     3,626,706         (75,625)                    98,172,556

OPERATING EXPENSES:

COMPENSATION AND BENEFITS              49,287,468     1,571,974               0                     50,859,442
OTHER OPERATING EXPENSES               22,735,267     1,161,986         (69,090)       (2)          23,828,163
AMORTIZATION OF INTANGIBLES             3,896,708         9,198         265,765        (3)           4,171,671
INTEREST EXPENSE                        1,099,061        42,043          85,134        (4)           1,226,239
                                  -----------------------------------------------------------------------------
TOTAL OPERATING EXPENSES               77,018,504     2,785,202         281,809                     80,085,515
                                  -----------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES             17,602,971       841,504        (357,434)                    18,087,041

INCOME TAXES                            7,211,833                       193,628        (5)           7,405,461
                                  -----------------------------------------------------------------------------

NET INCOME                            $10,391,138      $841,504       ($551,062)                   $10,681,580
                                  =============================================================================

NET INCOME PER COMMON SHARE                 $0.82                                                        $0.83
                                  =============================================================================
NET INCOME PER COMMON SHARE
     - Assuming dilution                    $0.80                                                        $0.81
                                  =============================================================================


SHARES ISSUED AND OUTSTANDING          12,434,137                       118,056                     12,552,193
                                  =============================================================================

WEIGHTED AVERAGE SHARES
  OUTSTANDING                          12,663,328                       235,417                     12,898,745
                                  =============================================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING - Assuming dilution      12,911,810                       235,417                     13,147,227
                                  =============================================================================



   (1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.
   (2)   TO REFLECT ADJUSTMENTS TO OTHER OPERATING EXPENSES TO
         REFLECT ADJUSTED DEPRECIATION EXPENSE, RENT EXPENSE, ETC.
   (3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE
         ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE
         FAIR VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.
   (4)   TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION DEBT.
   (5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.

HILB, ROGAL & HAMILTON COMPANY
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)



                                                         YEAR ENDED DECEMBER 31, 1997
                                  -----------------------------------------------------------------------------
                                    HILB, ROGAL    ACQUISITIONS     PRO FORMA       ADJUSTMENTS     PRO FORMA
                                   & HAMILTON CO.  (PURCHASES)     FOR PURCHASE                    CONSOLIDATED
                                                                   ACQUISITIONS
REVENUES:

COMMISSIONS & FEES                   $168,558,411    $9,622,606               0                    $178,181,017
INTEREST AND OTHER INCOME               5,150,469       137,180       ($251,875)        (1)           5,035,774
                                  -----------------------------------------------------------------------------
TOTAL REVENUES                        173,708,880     9,759,786        (251,875)                    183,216,791

OPERATING EXPENSES:

COMPENSATION AND BENEFITS               96,239,782    5,794,178               0                     102,033,960
OTHER OPERATING EXPENSES                45,476,904    2,834,801        (201,091)        (2)          48,110,614
AMORTIZATION OF INTANGIBLES              8,110,010       85,786         629,409         (3)           8,825,205
INTEREST EXPENSE                         2,037,338       53,635         143,424         (4)           2,234,397
                                  -----------------------------------------------------------------------------
TOTAL OPERATING EXPENSES               151,864,034    8,768,400         571,742                     161,204,176
                                  -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES              21,844,846      991,386        (823,617)                     22,012,615

INCOME TAXES                             9,054,995                       67,108         (5)           9,122,103
                                  -----------------------------------------------------------------------------
NET INCOME                             $12,789,851     $991,386       ($890,725)                    $12,890,512
                                  =============================================================================

NET INCOME PER COMMON SHARE                  $0.98                                                        $0.97
                                  =============================================================================
NET INCOME PER COMMON SHARE
     - assuming dilution                     $0.97                                                        $0.96
                                  =============================================================================
SHARES ISSUED AND OUTSTANDING           12,813,023                      118,056                      12,931,079
                                  =============================================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING                           13,099,217                      256,250                      13,355,467
                                  =============================================================================
WEIGHTED AVERAGE SHARES
  OUTSTANDING - assuming dilution       13,214,719                      256,250                      13,470,969
                                  =============================================================================




   (1) TO ADJUST HISTORICAL INTEREST AND TO ADJUST FOR LOST INTEREST EARNED FROM CASH PAID FOR ACQUIRED AGENCIES.
   (2)   TO REFLECT ADJUSTMENTS TO  OTHER OPERATING EXPENSES TO
         REFLECT ADJUSTED  DEPRECIATION EXPENSE, RENT EXPENSE, ETC.
   (3) TO REFLECT ADJUSTMENTS TO AMORTIZATION OF INTANGIBLES DUE TO VALUATION OF AGENCY ASSETS ON THE PURCHASE BASIS OF ACCOUNTING. INTANGIBLE
         ASSETS REPRESENT EXPIRATION RIGHTS, THE EXCESS OF COSTS OVER THE
         FAIR VALUE OF NET ASSETS ACQUIRED AND NONCOMPETITION AGREEMENTS.
   (4)   TO ADJUST HISTORICAL INTEREST AND REFLECT INTEREST ON ACQUISITION DEBT.
   (5) TO REFLECT ESTIMATED TAXES AND THE TAX EFFECT OF PROFORMA ADJUSTMENTS ON NET INCOME.